Exhibit 99.1

China Nepstar Chain Drugstore Reports Third Quarter 2011 Financial Results

Shenzhen, China, November 28, 2011 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Financial Highlights

For the quarter ended September 30, 2011:

•	Revenue increased 1.9% to RMB608.6 million (US$95.4 million), compared to revenue of RMB597.0 million in the third quarter of 2010

•	Gross margin was 47.5%, compared to 49.8% in the third quarter of 2010

•	Same store sales increased by 6.5% over the prior year’s period

•	Net income was RMB1.2 million (US$0.2 million), compared to RMB10.4 million in the third quarter of 2010

•	Net cash flow from operations was RMB34.1 million (US$5.4 million), compared to RMB 38.4 million in the third quarter of 2010

Mr. Fuxiang Zhang, Chief Executive Officer of Nepstar, commented, “Our strategy of positioning Nepstar as a neighborhood store for one-stop pharmacy and convenience shopping is executed in the midst of highly publicized Chinese healthcare reform, which presents new dynamics of both challenges and opportunities. On the one hand, our gross margin has been facing significant downward pressure due to the price cap policies covering increasing number of pharmaceuticals in the market. On the other hand, we observe that the reform is also exerting pressure on pharmaceutical manufacturers. We see this as an opportunity to reinforce our pharmacy business, as we believe more pharmaceutical manufacturers are looking to retail channels to leverage their production capacity.

“At Nepstar, we continue to work on introducing new products in both pharmaceutical and non-pharmaceutical categories, streamlining our operations and growing same store sales to stand the headwind of the general operational environment. During the quarter, we have established a stringent model to track and evaluate store productivity. While we have increased same store sales, we also scaled back non-performing stores, as operating costs have been steadily rising.”

Third Quarter Results

During the third quarter of 2011, the Company opened 10 new stores and closed 63 stores. As of September 30, 2011, Nepstar had a total of 2,458 stores in operation.

Revenue for the quarter increased 1.9% to RMB608.6 million (US$95.4 million), compared to revenue of RMB597.0 million for the same period in 2010. Increased sales of newly introduced convenience products continued to offset the negative impact on drug sales from ongoing healthcare reform that has led to price cuts and the diversion of patients from drugstores.

Third quarter revenue contribution from prescription drugs was 20.7%, OTC drugs was 34.9%, nutritional supplements was 18.2%, traditional Chinese herbal products was 3.9% and convenience and other products was 22.3%. During the third quarter of 2011, the Company introduced 45 new stock keeping units (SKUs) within the convenience products category.

Same store sales (for 2,179 stores opened before December 31, 2009) for the third quarter of 2011 increased by 6.5% compared to the same period in 2010. This growth was mainly attributable to increased sales of convenience products and other new non-pharmaceutical products introduced since the second half of 2010.

Nepstar’s portfolio of private label products included 1,856 products as of September 30, 2011. Sales of private label products represented approximately 30.9% of revenue and 43.2% of gross profit for the third quarter of 2011.

Third quarter gross profit was RMB289.3 million (US$45.4 million), compared to RMB297.4 million in the same period of 2010. Gross profit margin in the third quarter of 2011 was 47.5%, compared to 49.8% in the same period of 2010 and 47.8% in the second quarter of 2011. The decline in gross profit margin was mainly due to price reductions on essential drugs and changes in revenue mix as the Company introduced more convenience products with lower gross profit margin. The Company continued to make efforts to provide quality private label products at reasonable prices in convenience products category. In the third quarter, private label products’ contribution to the convenience products category reached 28.0%, which helped maintain a reasonably favorable gross profit margin level on sales of convenience products.

Sales, marketing and other operating expenses as a percentage of revenue in the third quarter of 2011 increased to 42.6% compared to 41.9% in the same period of 2010. The increase was primarily due to higher rental and labor costs owing to a general inflationary economic environment.

General and administrative expenses as a percentage of revenue in the third quarter of 2011 were 4.2%, compared to 5.5% in the same period of 2010. The lower G&A expenses were mainly due to rigorous cost control measures and reduced share based expenditures, etc.

As a result of the factors discussed above, income from operations in the third quarter of 2011 was RMB3.0 million (US$0.5 million), compared to RMB14.5 million in the same period of 2010.

Interest income for the third quarter of 2011 was RMB6.1 million (US$1.0 million), compared to RMB5.5 million in the same period of 2010. The increase in interest income was mainly due to an increase in interest rates by the Chinese government. Dividend income from cost method investments was RMB0.7 million (US$0.1 million) for the third quarter of 2011, compared to zero in the same quarter of 2010. Equity income of an equity method investee was a loss of RMB0.6 million (US$0.1 million), compared to a gain of RMB2.3 million in the same quarter of 2010.

Nepstar’s effective tax rate was 87.0% for the third quarter of 2011, compared to 53.2% for the same period in 2010. Other than the impact from non-deductible expenses, the high effective tax rate in the third quarter of 2011 was partially due to the valuation allowance made on deferred tax assets arising from the tax loss carryforwards of the loss-making subsidiaries. It is also due to the decreased profitability of the profitable subsidiaries, which resulted in lower consolidated income before income tax.

Net income for the third quarter of 2011 was RMB1.2 million (US$0.2 million), which represented RMB0.01 (US$0.002) basic and diluted earnings per American Depositary Share (“ADS”). This compares to a net income of RMB10.4 million, which represented RMB0.10 basic and diluted earnings per ADS in the same period of 2010. The total number of outstanding ordinary shares of the Company as of September 30, 2011 was 204.4 million. The weighted average number of ordinary shares in the third quarter of 2011 was 206.1 million. Each ADS represents two ordinary shares of the Company.

As of September 30, 2011, Nepstar’s total cash, cash equivalents and bank deposits were RMB975.6 million (US$153.0 million) and its shareholders’ equity was RMB1.35 billion (US$211.6 million).

In the third quarter of 2011, net cash flow from operations was RMB34.1 million (US$5.4 million).

Business Outlook

“We are committed to further broadening our product mix in both pharmaceutical and non-pharmaceutical categories as we are encouraged by the same store sales growth contributed by new products we added since the second half of last year. The ongoing healthcare reform brought new dynamics to our strategy. We look forward to taking advantage of the policy-driven pricing pressure to drug manufacturers and increasing our own prescription and OTC drugs coverage. In the fourth quarter, we are also reinforcing training to our floor staff to improve store productivity. Overall, we remain confident in the long-term prospects of the Company and the consumer healthcare market in China,” Mr. Zhang concluded.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Monday, November 28, 2011 at 8:00 a.m. Eastern Time / 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the conference call will be available on the Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through December 4, 2011 at 11:59 p.m. Eastern Time or December 5, 2011 at 12:59 p.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 382739.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of September 30, 2011, the Company had 2,458 stores across 74 cities, one headquarter distribution center and 14 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.3780 on September 30, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2011, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Lucia Qian

China Nepstar Chain Drugstore Ltd.

Vice President, IR

Phone: +86-755-2641-4065

Email: qianrt@nepstar.cn

Dixon Chen

Grayling

Investor Relations

Tel: +1-646-284-9403

Email: dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@grayling.com

Tables follow

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Income

(amounts in thousands – except per-share data)

	Three-month period ended
	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	USD

Revenue	597,045	608,626	95,426
Cost of goods sold	(299,604)	(319,340)	(50,069)

Gross profit	297,441	289,286	45,357

Sales, marketing and other operating expenses	(249,990)	(259,540)	(40,693)
General and administrative expenses	(32,991)	(25,752)	(4,038)
Impairment losses of property and equipment	—	(1,012)	(159)

Income from operations	14,460	2,982	467

Interest income	5,537	6,101	957
Dividend income from cost method investments	—	682	107
Equity in income of an equity method investee	2,314	(630)	(99)

Income before income tax expense	22,311	9,135	1,432

Income tax expense	(11,875)	(7,948)	(1,246)

Net income attributable to China Nepstar Chain Drugstore Ltd.	10,436	1,187	186

Basic earnings per ordinary share	0.050	0.006	0.001
Basic earnings per ADS	0.100	0.012	0.002
Diluted earnings per ordinary share	0.050	0.006	0.001
Diluted earnings per ADS	0.100	0.012	0.002

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of	As of
	December 31, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	USD
ASSETS
Current assets:
Cash, cash equivalents and bank deposits	1,139,796	806,562	126,460

Restricted cash	5,000	—	—
Accounts receivable, net of allowance for doubtful accounts	83,722	92,579	14,515
Amounts due from related parties	12,358	4,218	661
Prepaid expenses, deposits and other current assets	127,750	122,922	19,273
Inventories	433,265	404,196	63,373
Deferred tax assets	3,551	2,201	345

Total current assets	1,805,442	1,432,678	224,627

Non-current assets:

Bank deposits	—	169,000	26,497
Property and equipment, net	192,019	162,564	25,488
Rental deposits	41,811	40,354	6,327
Cost method investments	12,638	12,638	1,981
Equity method investment	35,151	35,149	5,511

Land use right	8,227	—	—
Intangible assets, net	2,919	3,176	498
Goodwill	51,089	51,819	8,125
Deferred tax assets	1,813	1,951	306
Deposits for acquisitions	2,000	1,000	157

Accrued interest income	—	1,152	181

Total non-current assets	347,667	478,803	75,071

TOTAL ASSETS	2,153,109	1,911,481	299,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	313,773	325,409	51,021
Amounts due to related parties	24,461	18,462	2,895
Accrued expenses and other payables	131,330	119,519	18,739
Deferred income	26,102	13,007	2,039
Income tax payable	52,520	56,939	8,927

Total current liabilities	548,186	533,336	83,621

Non-current liabilities:
Deferred income	18,794	17,377	2,725
Deferred tax liabilities	16,922	10,892	1,708

Total non-current liabilities	35,716	28,269	4,433

Total liabilities	583,902	561,605	88,054

Shareholders’ equity:
Share capital	164	162	25
Treasury stock	—	(1,267)	(199)
Additional paid-in capital	1,501,809	1,264,663	198,285
Accumulated other comprehensive loss	(41,563)	(40,747)	(6,389)
Retained earnings	108,797	127,065	19,922

Total shareholders’ equity	1,569,207	1,349,876	211,644

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,153,109	1,911,481	299,698